Exhibit 99.1

BANCOLOMBIA ANNOUNCES ELECTION OF THE CHAIRMAN AND VICE CHAIRMAN AND APPOINTMENT OF SUPPORTING COMMITTEES

Medellin, Colombia, April 22, 2020

The Board of Directors of Bancolombia elected Gonzalo Alberto Perez Rojas as Chairman and Luis Fernando Restrepo Echavarria as Vice Chairman.

The Board Committees will be integrated as follows:

Good Governance Committee:

Gonzalo Alberto Perez Rojas, non-independent member

Luis Fernando Restrepo Echavarria, independent member

Sylvia Escovar Gomez, independent member

Risk Committee:

Andres Felipe Mejia Cardona, independent member

Hernando José Gomez Restrepo, independent member

Juan David Escobar Franco, non-independent member

Audit Committee:

Hernando Jose Gomez Restrepo, independent member

Andres Felipe Mejia Cardona, independent member

Arturo Condo Tamayo, independent member

Designation, Remunerations and Development Committee:

Gonzalo Alberto Perez Rojas, non-independent member

Luis Fernando Restrepo Echavarria, independent member

Sylvia Escovar Gomez, independent member

Contacts
Mauricio Rosillo Rojas	Jose Humberto Acosta	Alejandro Mejía
Corporate VP	Financial VP	IR Manager
Tel.: (571) 4885675	Tel.: (571) 4885934	Tel.: (574) 4041837